SCHEDULE 13D

CUSIP No. 48203W 103	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

JUNIPER CONTENT CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

48203W 103

(CUSIP Number)

12K, LLC
c/o Raymond K. Mason
2022 Hendricks Avenue
Jacksonville, Florida 32207
(904) 396-8460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48203W 103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) 12K, LLC I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,826,183
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,826,183
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7[1]%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

[1]	Holders of 485,500 shares of the Issuer’s Common Stock have requested to exercise their conversion rights in connection with the Issuer’s merger with Firestone Communications, Inc. If such shares are redeemed by the Issuer, 12K, LLC would beneficially own 32.3% of the Issuer’s outstanding securities.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Raymond K. Mason I.D. No.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,826,183
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,826,183
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,826,183

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7[2]%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Holders of 485,500 shares of the Issuer’s Common Stock have requested to exercise their conversion rights in connection with the Issuer’s merger with Firestone Communications, Inc. If such shares are redeemed by the Issuer, Mason would beneficially own 32.3% of the Issuer’s outstanding securities.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 4 of 8 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the ‘‘Common Stock’’), of Juniper Content Corporation, a Delaware corporation (the ‘‘Issuer’’). The principal executive office of the Issuer is 56 West 45th Street, Suite 805, New York, New York 10036.

Item 2.	Identity and Background.

This Schedule is being filed jointly by 12K, LLC, a Florida limited liability company (‘‘12K’’), and Raymond K. Mason (‘‘Mason’’). 12K and Mason are sometimes referred to herein collectively as the ‘‘Reporting Persons’’. Mason owns a controlling interest in 12K and is the sole Manager of 12K. Mason is deemed to have a beneficial ownership of any shares of the Issuer that are owned by 12K. Mason holds no shares of the Issuer in his own name. The business address for both 12K and Mason are 2022 Hendricks Avenue, Jacksonville, Florida 32207. 12K is a limited liability company holding investments in various entities and ventures including public and privately held corporations and limited liability companies and provides debt financing to various entities. Mr. Mason is a private investor and was elected as Vice Chairman of the Board of the Issuer on January 19, 2006, the date of the merger between the Issuer with Firestone Communications, Inc., as more fully described in Item 3. below.

During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mason is a citizen of the United States. 12K is a Florida limited liability company.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 5 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

12K purchased the following shares of Class B Common Stock of the Issuer on the following dates and for the following per share prices:

Date	Shares		Price per Share
November 1, 2006	6,500		$5.10
November 1, 2006	40,000	[3]	$10.70[4]
January 12, 2007	139,000		$5.33
January 16, 2007	90,100		$5.35
January 17, 2007	424,000		$5.29
January 18, 2007	517,900		$5.3168
January 19, 2007	68,000		$5.39
January 19, 2007	500,683		(Acquired in statutory merger as described below)

12K purchased the following Warrants of the Issuer:

Date	Warrants		Price
November 1, 2006	40,000	[5]	N/A

The source of the funds used by the Reporting Persons to acquire the above listed shares and warrants of the Issuer came from the Reporting Persons’ working capital funded by draws on the Reporting Persons’ business lines of credit. Copies of the loan agreements with respect to the Reporting Persons’ business lines of credit are included with this filing as described in Item 7. below.

On January 19, 2007 (‘‘Closing Date’’), the Issuer, pursuant to an Agreement and Plan of Merger dated as of August 15, 2006 (the ‘‘Merger’’), consummated a merger with Firestone Communications, Inc. (‘‘Firestone’’), in which Firecomm Acquisition, Inc., a wholly-owned subsidiary of the Issuer, merged with and into Firestone and Firestone became a wholly-owned subsidiary of the Issuer. Upon the consummation of the Merger, the Warrants described above became presently exercisable and the Class B Common Stock automatically converted into shares of the Issuer’s Common Stock. As a result of the merger between the Issuer and Firestone, 12K also received 500,683 shares of Common Stock as reported above in exchange for 12K’s Firestone common stock.

Item 4.	Purpose of Transaction

12K acquired the Common Stock and Warrants for investment purposes. In connection with the Merger, 12K entered into a voting agreement with the Issuer. Under the voting agreement the parties agree to vote for seven persons for election to the Issuer’s board of directors through elections in 2009. Three such persons are designees of those stockholders (including 12K) who own a majority of Firestone’s voting stock (‘‘Signing Stockholders’’), three are designees of Stuart B. Rekant (‘‘Rekant’’) and one is a designee of both the Signing Stockholders and Rekant.

[3]	12K purchased 20,000 Class B Units. Each Class B unit consists of two shares of Class B Common Stock, one Class W Warrant and One Class Z Warrant.

[4]	Represents the Class B Unit price.

[5]	Represents 20,000 Class W Warrants and 20,000 Class Z Warrants of the Issuer that were included in the 20,000 Class B Units purchased on November 1, 2007. Each Warrant became exercisable as of the consummation of the merger between Issuer and Firestone Communications, Inc. on January 19, 2007, as described below. Each Warrant entitles 12K to purchase 1 share of the Issuer’s Common Stock at an exercise price of $5.00 per share.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 6 of 8 Pages

Except as set forth herein, and consistent with Mason’s position as Vice Chairman of the Issuer, neither 12K nor Mason has any other plans or proposals which would result in:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons beneficially own 1,826,183 shares of the Issuer’s Common Stock that were purchased as described in Item 3. above. This consists of (i) 1,786,183 shares of Common Stock, (ii) 20,000 Class Z Warrants to purchase 20,000 shares of Common Stock, and (iii) 20,000 Class W Warrants to purchase 20,000 shares of Common Stock, all of which are presently exercisable. The 1,826,183 shares of Common Stock that are beneficially owned by the Reporting Persons represent 29.7%6 of the Issuer’s outstanding shares of Common Stock issued and outstanding as of such date.

During the past 60 days, the Reporting Persons effected the purchases of the Issuer’s Common Stock on the dates in January 2007 as described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Items 3 and 4 of this Statement, which disclosure is incorporated herein by reference.

6	Holders of 485,500 shares of the Issuer’s Common Stock have requested to exercise their conversion rights in connection with Issuer’s merger with Firestone Communications, Inc. If such shares are redeemed by the Issuer, the Reporting Persons would beneficially own 32.3% of the Issuer’s outstanding securities.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

The following items are filed herewith as Exhibits:

1.	Form of Voting Agreement among Juniper Partners Acquisition Corp., certain security holders of Firestone Communications, Inc. and certain security holders of Juniper Partners Acquisition Corp. (Incorporated by reference from Current Report on Form 8-K filed August 21, 2006);

2.	Copies of 12K’s business lines of credit Promissory Note in the amount of $10,000,000 with Wachovia Bank, National Association, dated November 19, 2004, and Amended and Restated Demand Master Revolving Promissory Note with HSBC Bank USA, dated as of September 13, 2005; and

3.	Joint Filing Agreement between 12K and Mason.

SCHEDULE 13D

CUSIP No. 48203W 103	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    January 28, 2007

12K, LLC
By: /s/ Raymond K. Mason Raymond K. Mason, Manager
/s/ Raymond K. Mason Raymond K. Mason, Individually